Mail Stop 0407



      April 6, 2005

Mr. John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street
Baltimore, Maryland 21202

	RE:	Meridian Healthcare Growth and Income Fund Limited
Partnership
      Preliminary Consent Solicitation Statement on Schedule 14A
		Filed March 15, 2005
		File No. 0-17596

Dear Mr. Watkins:

      We have reviewed your filing and have the following comments.
We have limited our review to the terms of the consent solicitation and your compliance with the requirements of Schedule 14A. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that approval of the second proposal will permit the General Partners to sell all or substantially all of the Fund`s assets without first obtaining the unit holders` consents. Revise throughout the document to clarify whether or not the proposed amendment will permit the General Partners to sell the assets to an affiliate of the partnership. If so, then advise us why the proposed amendment is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to
Question & Answer No. 4 of Exchange Act Release No. 34-17719.
2. As currently drafted, your document contains duplicative disclosure, particularly regarding the material terms of the proposed sale of your assets. For example, you include a brief discussion of the terms of the proposed sale on pages 2, 16, and 17 as well as a more detailed discussion of the sale beginning on page 8. Please consider revising your consent solicitation statement to consolidate the discussion of the proposed asset sale and eliminate excessive and duplicative disclosure. We suggest that you provide a summary term sheet that briefly describes the material terms of the transaction in accordance with Item 14(b)(1) of Schedule 14A and one section later in the document that provides an expanded discussion of the proposed sale.

3. Please expand the disclosure under "The Amendment" on page 17
and
"Liquidation of the Partnership; Distribution of Proceeds" on page
18
to separately discuss the benefits and detriments of those proposals.

4. Please clarify whether unit holders will receive any proceeds as a result of the liquidation in addition to the $20 per unit that they may receive from the asset sale and, if so, provide a quantified estimate of that amount to the extent practicable.

5. Revise throughout the document to clarify how each proposal relates to the others pursuant to Rule 14a-4(a)(3). For example, clarify whether the liquidation is contingent upon the sale of your facilities and approval of proposals one and two, and vice versa. If not, please disclose what unit holders will receive if the liquidation proposal is approved but the sale of the Fund`s facilities is not. Also clarify whether proposal two is conditioned on the approval of the first proposal.

Letter to Stockholders

6. Please consider revising your letter to shareholders to eliminate some of the excessive detail that you provide regarding the proposals. Instead, simply identify the proposal and disclose what will happen to the Fund and what investors will receive if each proposal is approved. For example, under proposal one, please clarify what unit holders will receive if the sale of the Fund`s facilities is approved. In addition, please disclose that if the sale is approved, the Fund will have virtually no assets remaining other than the cash proceeds from the sale. Under Proposal Three, please disclose that if the liquidation proposal is approved, unit holders will be cashed out and no longer have a continuing interest in the Fund. Revise throughout the document as appropriate as well.

Consent Procedures, page 5

7. Address how abstentions are counted in accordance with Item
21(b)
of Schedule 14A.

Interests of Certain Persons, page 6

8. Quantify the fees payable to the affiliate of the Development General Partner in exchange for managing the Facilities for the Purchaser. In addition, revise the disclosure under "General Partners` Recommendation" on page 18 to reflect why they believe the transaction is fair in light of this potential conflict of interest.

Description of the Sale, page 15

9. Explain why the General Partners considered selling all of the Fund`s assets. Indicate whether they considered any other alternatives to the sale of the Fund`s facilities and, if so, why they were rejected. Also describe the "different strategies involving the sale" that the General Partners evaluated and the reasons for their rejection.

10. Please discuss what consideration the General Partners gave to the timing of the sale. Why did they decide that now is an appropriate time for the sale of the Fund`s facilities?

11. We note your disclosure on page 15 that "from time to time, [the
General partners have] received various indications of interest from potential purchaser[s] of some or all of the Fund Property." Please discuss any recent offers the General Partners received for the Fund`s assets, including a description of the nature and amount of the offers and when the offers were made.

12. Please provide a more detailed discussion regarding the negotiations between the General Partners and the Purchaser. For example, separately discuss each meeting between you and the Purchaser, disclose when the meetings occurred, and characterize the nature of the negotiations during each meeting. You should also discuss more fully how the parties determined the purchase price. Additionally, summarize the discussions the General Partners had with management as referenced on page 16.

13. Clarify whether the General Partners actively solicited offers for the Fund`s assets or whether the Purchaser made an unsolicited offer. Also disclose whether the General Partners actively solicited bids from any other potential purchasers during the time they were in discussions with the Purchaser and, if not, please discuss why.

14. We note the reference to a "financial and valuation analysis of the Fund and the proposed Transaction" on page 15. We also note your statement on page 16 that the General Partners "[p]erformed valuation analyses that they deemed relevant..., " and your statement on page
17 that the General Partners reviewed "other financial studies and analyses" regarding the "economic and market conditions affecting the domestic skilled nursing industry." Please disclose who conducted these analyses, provide a summary of the methods and conclusions of each analysis, and explain the significance of the results or conclusion of each analysis. In particular, explain further how the results of each analysis demonstrate or support whether the consideration is fair to the unit holders. Furthermore, we remind you that if any of these analyses were received from an outside party, you must provide the corresponding disclosure required by Item
1015(b) of Regulation M-A pursuant to Item 14(b)(6) of Schedule
14A.
15. Expand your disclosure to discuss in more detail the additional materials the General Partners considered in their evaluation of the purchase agreement. For example, what "publicly available business and financial information" and non-public financial information did the General Partners look at and what conclusions did they make from them?

16. Tell us whether the financial forecasts mentioned in the second bullet on page 16 or any other projections relating to the Fund were provided to the Purchaser or its advisors.

17. Disclose whether or not the Purchaser`s financing for the purchase of the Fund`s facilities is assured.

General Partners` Recommendation, page 18

18. Many of your bullet points on page 19 are general statements that are not particularly helpful in understanding how the General Partners considered each of the listed items. Expand this section to provide more substance and specific detail surrounding each listed factor, avoiding conclusory language. For example,

* You state that the General Partners considered "the terms and conditions" of the purchase agreement. However, you do not discuss any terms of the agreement or explain the significance of any term or agreement or whether the General Partners considered them to be positive or negative factors.
* You state that the General Partners considered information "with respect to the financial condition, results of operations, business and prospects of the Fund." What information did the General Partners review and what conclusions did they draw from this information?

This is not intended to be an exhaustive list. Please revise to discuss the particular facts and circumstances of this acquisition.
Also provide all relevant quantifications, such as a specific range of prices paid for units on the secondary market as referenced in the fifth bullet.

Selected Financial Data, page 23

19. Revise to provide updated financial information for the fiscal year ended December 31, 2004. In addition, we note that you are incorporating by reference the Fund`s Form 10-K and Forms 10-Q. Advise us why you believe you are permitted to incorporate by reference the information required by Item 14 of Schedule 14A, specifically noting the requirements of Item 14(e) of Schedule 14A.


*    *    *    *

      Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP". Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact Reginald A. Norris, Staff Attorney, at (202)
942-2875 or me at (202) 942-1990 with any other questions.


								Sincerely,



								Michele M. Anderson
								Legal Branch Chief





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Mr. John B. Watkins, Esq.
April 6, 2005
Page 5